Correspondence

ZHONG YUAN BIO-TECHNOLOGY HOLDINGS LIMITED

Suite 901, Tesbury Centre

28 Queen’s Road East

Wanchai, Hong Kong

Telephone: + 852 2919-8916

Email: tinachang@zybioholdings.com

July 18, 2022

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Zhong Yuan Bio-Technology Holdings Limited (SEC File No. 333-235983)

Dear Sir or Madam:

On behalf of Zhong Yuan Bio-Technology Holdings Limited (the “Registrant”), I hereby request that Post-Effective Amendment No. 8 to the Registrant’s Registration Statement on Form F-1, filed with the Commission on June 27, 2022, become effective at 10:00 am (Eastern Daylight Time) on Wednesday, July 20, 2022, or as soon thereafter as possible.

The Registrant acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filings; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Untied States.

Please note that this letter will be filed with the Commission via EDGAR. In light of the time difference between Washington D.C. and China, if you have any questions or concerns, please contact Celia Velletri, Esq. at (303) 907-4842.

Sincerely,

/s/ CHANG Ting Ting

CHANG Ting Ting

President, CEO, and Director

c:	Austin Wood

Henry F. Schlueter

Celia Velletri